Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this amendment to the Registration Statement on Form S-1 of our report dated December 16, 2022, with respect to our audit of the consolidated balance sheet of Cheetah Net Supply Chain Service Inc. as of December 31, 2021, and the related consolidated statement of income, changes in stockholders’ deficit and cash flows for the year ended December 31, 2021, which report appears in the Prospectus, and part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

We were dismissed as auditor on February 9, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements for the period after the date of our dismissal.

/s/ Friedman LLP

New York, New York

June 16, 2023